UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-35132

BOX SHIPS INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 29, 2016, Box Ships Inc. (the “Company”) entered into an agreement with Credit Suisse AG for the full and final satisfaction of all amounts outstanding under a US$31,650,000 facility, of which approximately US$25,961,144 was currently outstanding, in exchange for the net sale proceeds of the mortgaged vessels, namely "BOX KINGFISH" and "BOX MARLIN" (the “Vessels”). The Vessels have been sold to unaffiliated third parties under separate Memoranda of Agreement and have been delivered to their buyers.

The Vessels were the last of the Company’s owned fleet. The Company recently entered into commercial services agreements to provide commercial management services to two bulk carrier vessels, which are owned by entities affiliated with the Company’s Chief Executive Officer.

The foregoing description of the settlement agreement is not complete and is subject to and qualified in its entirety by reference to the settlement agreement, which is filed as an exhibit hereto and is incorporated herein by reference. The settlement agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about us or our subsidiaries and affiliates. Any representations, warranties and covenants contained in the settlement agreement were made only for purposes of each such agreement and as of specific dates; were solely for the benefit of the parties to the settlement agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the settlement agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of us or our subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the settlement agreement, which subsequent information may or may not be fully reflected in public disclosures by us.

The following exhibit is filed herewith:

Exhibit Number	Description

99.1	Form of Settlement and Release Agreement, dated November 29, 2016, by and among the Company, Tacita Oceanway Carrier, Alaqua Marine Limited and Credit Suisse AG

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOX SHIPS INC.

By: /s/ GEORGE SKRIMIZEAS
Date: December 20, 2016	George Skrimizeas
Chief Operating Officer